PRICING SUPPLEMENT NO. AIG-FP-56	FILED PURSUANT TO RULE 424(b)(2)
DATED FEBRUARY 8, 2008	REGISTRATION NO. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
PRINCIPAL PROTECTED NOTES LINKED TO THE PERFORMANCE
OF A BASKET OF ASIAN CURRENCIES
DUE JUNE 8, 2009
(THE “NOTES”)
US$10 PRINCIPAL AMOUNT PER UNIT
The Notes:

•	The Notes are designed for investors who believe that the value of a basket of certain currencies (the “Basket”) will appreciate from the pricing date (the “Pricing Date”) to a date shortly before the maturity date of the Notes (the “Valuation Date”). Investors must be willing to forego interest payments on the Notes. The value of the Basket will increase if the Basket’s currencies (the Indian rupee, the Singapore dollar and the South Korean won (the “Basket Components”)) appreciate against the U.S. dollar. The value of the Basket will decrease if the value of the Basket Components depreciates against the U.S. dollar.

•	The Notes will have 100% principal protection on the maturity date.

•	There will be no payments on the Notes prior to the maturity date.

•	We cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of American International Group, Inc. (“AIG”) and part of a series entitled “Medium-Term Notes, Series AIG-FP.”

•	AIG Financial Products Corp, as calculation agent (the “Calculation Agent”), will determine the value of the Basket as described in this pricing supplement.

•	The Notes will have CUSIP No. 026874834.
•	The settlement date will be February 8, 2008.

•	The Pricing Date is February 5, 2008.
Payment on the maturity date:
•	The maturity date will be June 8, 2009.

•	The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the level of the Basket from the starting value on the Pricing Date (the “Starting Value”) to the ending value on the Valuation Date. If the value of the Basket calculated on the Valuation Date:
•	has increased from the Starting Value, you will receive the $10 principal amount per unit, plus a supplemental redemption amount equal to $10 multiplied by (1) the percentage increase in the level of the Basket over the Starting Value and (2) a participation rate equal to 105%; or

•	has decreased or is unchanged from the Starting Value, you will receive the $10 principal amount per unit.

•	The Valuation Date will be June 1, 2009.

          Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.
          Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement.

	Per Unit	Total
Public offering price	$10.00	$48,500,000
Underwriting discount	$0.10	$485,000
Proceeds, before expenses, to American International Group, Inc.	$9.90	$48,015,000
          Concurrently with the pricing of an offering of the Notes, we intend to enter into a swap transaction with an affiliate of the underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), to hedge completely our market risk under the Notes. Assuming there are no changes in the level of the Basket and no changes in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the Notes. For more information, see “Risk Factors.”
          In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal. For more information, see “Supplemental Plan of Distribution.”
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is February 8, 2008.

TABLE OF CONTENTS

Pricing Supplement

SUMMARY INFORMATION	PS-3
RISK FACTORS	PS-6
DESCRIPTION OF THE NOTES	PS-10
DESCRIPTION OF THE BASKET	PS-13
UNITED STATES FEDERAL INCOME TAXATION	PS-16
ERISA CONSIDERATIONS	PS-17
USE OF PROCEEDS	PS-17
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-18
GENERAL INFORMATION	PS-18
INDEX OF DEFINED TERMS	PS-19

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT AND PRICING SUPPLEMENTS	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF NOTES WE MAY OFFER	S-1
UNITED STATES TAXATION	S-22
ERISA CONSIDERATIONS	S-34
SUPPLEMENTAL PLAN OF DISTRIBUTION	S-35
VALIDITY OF THE NOTES	S-37

Prospectus

PROSPECTUS SUMMARY	1
USE OF PROCEEDS	5
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	5
DESCRIPTION OF DEBT SECURITIES AIG MAY OFFER	6
DESCRIPTION OF WARRANTS AIG MAY OFFER	17
DESCRIPTION OF PURCHASE CONTRACTS AIG MAY OFFER	28
DESCRIPTION OF UNITS AIG MAY OFFER	33
DESCRIPTION OF PREFERRED STOCK AIG MAY OFFER	38
DESCRIPTION OF COMMON STOCK AIG MAY OFFER	45
MARKET PRICE AND DIVIDEND INFORMATION	47
DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES AIG MAY OFFER	48
DESCRIPTION OF AIG GUARANTEES	59
DESCRIPTION OF DEBT SECURITIES AIGPF MAY OFFER	60
DESCRIPTION OF WARRANTS AIGPF MAY OFFER	69
DESCRIPTION OF PURCHASE CONTRACTS AIGPF MAY OFFER	80
DESCRIPTION OF UNITS AIGPF MAY OFFER	85
RISK FACTORS	90
LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE	95
CONSIDERATIONS RELATING TO SECURITIES ISSUED IN BEARER FORM	100
EMPLOYEE RETIREMENT INCOME SECURITY ACT	103
PLAN OF DISTRIBUTION	104
MARKET-MAKING RESALES BY SUBSIDIARIES OF AIG	105
VALIDITY OF THE SECURITIES AND GUARANTEES	106
EXPERTS	106
WHERE YOU CAN FIND MORE INFORMATION	106
CAUTIONARY STATEMENT REGARDING PROJECTIONS AND OTHER INFORMATION ABOUT FUTURE EVENTS	108

SUMMARY INFORMATION

          This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Medium-Term Notes, Series AIG-FP, Principal Protected Notes Linked to the Performance of a Basket of Asian Currencies, due June 8, 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying prospectus which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.
          References in this pricing supplement to “we”, “us”, “our” and “AIG” are to American International Group, Inc. References to “AIG-FP” are to our subsidiary, AIG Financial Products Corp. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated. References to “$” are to the currency of the United States of America.
Summary
          The Notes are senior, unsecured debt securities of AIG that provide investors with a participation rate of 105% of increases in the value of a currency basket (the “Basket”) from the Starting Value on the Pricing Date to the Ending Value determined on the valuation date shortly prior to the maturity date of the Notes. An investor will receive a supplemental redemption amount as described below, in addition to the Original Offering Price, if the Ending Value described below is greater than its Starting Value. Investors must be willing to forego interest payments on the Notes.
          The value of the Basket will increase if the value of the Basket’s currencies (the “Basket Components”) appreciates against the U.S. dollar. The value of the Basket will decrease if the value of the Basket Components depreciates against the U.S. dollar.
          The Basket Components are the Indian rupee, the Singapore dollar and the South Korean won. As described below under “The Basket”, the Basket Components will be substantially equally weighted within the Basket as provided in the section entitled “Description of the Basket”.
Terms of the Notes

Issuer:	AIG

Original Offering Price:	$10 per unit

Term:	16 months

Starting Value:	The Starting Value was set at 100 on the Pricing Date.

Ending Value:	The closing level of the Basket on the Valuation Date, as determined by the Calculation Agent.

Valuation Date:	The fifth scheduled New York Business Day immediately prior to the maturity date, which is expected to be June 1, 2009.

Participation Rate:	The Participation Rate is 105%.
Determining Payment at Maturity for the Notes
          On the maturity date, you will receive a cash payment per unit denominated in U.S. dollars, equal to the Redemption Amount. If the value of the Basket is unchanged or decreases from its Starting Value to its Ending Value, you will receive only the Original Offering Price per unit. You will receive a Supplemental Redemption Amount as described below, in addition to the Original Offering Price, if the Ending Value of the Basket is greater than its Starting Value.

          The “Redemption Amount” per unit to which you will be entitled will be denominated in U.S. dollars, will depend on the direction of and the percentage change in the value of the Basket, and will be determined as set forth below:
          (i) If the Ending Value is greater than the Starting Value, you will receive the Original Offering Price per unit plus a “Supplemental Redemption Amount” equal to:
          $10 x Basket Return x Participation Rate
The Basket Return will equal:
Ending Value — Starting Value
Starting Value
The Participation Rate is 105%.
          (ii) If the Ending Value is not greater than the Starting Value, the Supplemental Redemption Amount will be $0 and you will only receive the Original Offering Price per unit. The Redemption Amount cannot be less than $10.
Hypothetical Payout Profile
          This graph reflects the hypothetical performance of the Notes, based on the Participation Rate of 105%. The solid line reflects the Redemption Amount of the Notes, while the dotted line reflects the performance of an investment in the Basket Components.
          This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Examples:
          Set forth below are three examples of Redemption Amount calculations of payments at the Maturity Date.
Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:
Starting Value: 100
Hypothetical Ending Value: 50
Redemption Amount (per unit) = $10.00
Example 2—The hypothetical Ending Value is equal to 105% of the Starting Value:
Starting Value: 100
Hypothetical Ending Value: 105
Hypothetical Basket Return: .05
Supplemental Redemption Amount = $10 x .05 x 105% = $0.53
Redemption Amount (per unit) = $10 + $0.53 = $10.53
Example 3—The hypothetical Ending Value is equal to 115% of the Starting Value:
Starting Value: 100
Hypothetical Ending Value: 115
Hypothetical Basket Return: .15
Supplemental Redemption Amount = $10 x .15 x 105% = $1.58
Redemption Amount (per unit) = $10 + $1.58 = $11.58

The Role of MLPF&S
          MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.
The Role of AIG-FP
          AIG-FP, our subsidiary, will be our agent (in such capacity, the “Calculation Agent”) for purposes of determining, among other things, the Starting Value, the Ending Value and the Supplemental Redemption Amount. We will also lend the proceeds of this offering to AIG-FP, which will use the proceeds for general corporate purposes.

RISK FACTORS
          Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including events that are difficult to predict and beyond AIG’s control. Investors should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus before deciding whether to invest in the Notes. Prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
          You may not earn a return on your investment
          If the Ending Value does not exceed the Starting Value, the Supplemental Redemption Amount you will receive at maturity will be $0, and we will pay you only the Original Offering Price per unit of your Notes. This will be true even if the level of the Basket was higher than the Starting Value at some time during the life of the Notes but later falls below the Starting Value.
          The inclusion in the original issue price of the Notes of distribution costs and projected profits from hedging is likely to adversely affect secondary market prices for the Notes
          Concurrently with the pricing of an offering of the Notes, we intend to enter into a swap transaction with an affiliate of the underwriter, MLPF&S, to hedge completely our market risk under the Notes. See “Supplemental Plan of Distribution” for more information regarding the terms of the swap. Assuming there are no changes in the level of the Basket and no changes in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the Notes. This is due to a number of factors, including that (i) the potential profit to the secondary market purchaser of the Notes may be incorporated into any offered price and (ii) the cost of funding used to value the Notes in the secondary market is expected to be higher than our actual cost of funding incurred in connection with the issuance of the Notes. In addition, the original public offering price of the Notes included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to the Notes, and the projected profit that our swap counterparty may realize in connection with this swap. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant in the case of complex financial instruments such as the Notes, the original public offering price may differ from values determined by pricing models used by our swap counterparty or other potential purchasers of the Notes in secondary market transactions.
          MLPF&S is not obligated to make a market in the Notes.
          A trading market for the Notes is not expected to develop, which may adversely affect the price you receive if you sell your Notes before the maturity date
          The Notes will not be listed on any futures or securities exchange, and we do not expect a trading market for the Notes to develop. Although MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. This quoted price could be higher or lower than the original public offering price of the Notes. The Notes are not designed to be short-term trading instruments and if you sell your Notes in the secondary market prior to maturity you will not be entitled to principal protection or any minimum return of the principal amount of your Notes sold. Accordingly, you should be able and willing to hold the Notes to maturity.
          Many factors interrelate in complex ways to affect the trading value of the Notes
          The market price which you may receive for the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a decrease in the volatility of the Basket Components relative to the U.S. dollar may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket Components relative to the U.S. dollar. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.
          The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value, if any, of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, even if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Basket will continue to fluctuate until the Ending Value is determined on the Valuation Date.
          Changes in the volatilities of the Basket Components relative to the U.S. dollar are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatilities of the Basket Components relative to the U.S. dollar increase or decrease, the trading value of the Notes may be adversely affected.
          Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on any Basket Component, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies issuing the Basket Components and, in turn, the respective exchange rates, and therefore, the trading value of the Notes.
          As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade, if at all, at a value above that which would be expected based on the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the U.S. dollar relative to the Basket Components prior to the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.
          Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes. For instance, our credit ratings may not reflect the potential impact on the value of your Notes of risks related to structure, market or other factors discussed herein.
          In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.
          Any positive return(s) in one or more Basket Components may be offset by a negative return in another Basket Component
          The Notes are linked to the performance of the Basket, which is composed of three Basket Components. Each of the Basket Components is substantially equally weighted in determining the level of the Basket. Accordingly, the performance of the Basket will be based on the aggregate appreciation or depreciation of the Basket Components taken as a whole. Therefore, a positive return in one Basket Component may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another Basket Component. For example, the combination of a 2% Indian rupee return and a 1% Singapore dollar return would be entirely offset by a -3% South Korean won return, resulting in a Basket Return of zero and a payment at maturity to you of only your principal amount.
          Your yield may be lower than other debt securities of comparable maturity
          The yield that you will receive on the Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest-bearing debt security of AIG with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
          You must rely on your own evaluation of the merits of an investment linked to the Basket
          In the ordinary course of their businesses, AIG and MLPF&S or their subsidiaries may express views on expected movements in foreign currency exchange rates, and these views are sometimes communicated to clients who participate in the foreign currency exchange markets. However, these views are subject to change from time to time. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of AIG or MLPF&S or their subsidiaries. For these reasons, you are encouraged to investigate the currency exchange markets based on information from multiple sources, and should not rely on the views expressed by AIG or MLPF&S or their subsidiaries.
          You should make such investigation as you deem appropriate as to the merits of an investment linked to the Basket. Neither the offering of the Notes nor any view which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.
          Your return will not reflect the return of owning the Basket Components
          The return on your Notes will not reflect the return you would realize if you actually purchased the Indian rupee, the Singapore dollar or the South Korean won on the Pricing Date and converted them into U.S. dollars on the Valuation Date because the level of the Basket that will be used to determine the Ending Value will be calculated by reference to multipliers determined as of the Pricing Date. This calculation may or may not reflect the value of the Basket currencies relative to each other in the currency markets after the Pricing Date.
          The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control
          The value of any currency, including the Basket Components, may be affected by complex political and economic factors. The exchange rate of each Basket Component is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Component, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.
          Foreign exchange rates can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to the U.S. dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those issuing the Basket Components, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Basket Components, or any other currency.
          Even though currencies trade around the clock, your Notes will not, and the prevailing market prices for your Notes may not, reflect the underlying currency prices and rates
          The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Basket Components are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price, if any, of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.
          There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Basket, as determined by the Calculation Agent. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.
          Future performance of the Basket cannot be predicted on the basis of historical performance
          The exchange rates of the Basket Components will determine the Basket level. As a result, it is impossible to predict whether, or the extent to which, the level of the Basket will rise or fall. As discussed herein, exchange rates will be influenced by complex and interrelated political, economic, financial and other factors. Accordingly, the historical performance of the Basket Components should not be taken as an indication of the future performance of the Basket, and no projection, representation or warranty is made regarding future performance.
          Purchases and sales by us or the swap counterparty may affect your return
          We intend to hedge our obligations under the Notes by entering into a swap transaction with Merrill Lynch Capital Services Inc. as the swap counterparty. In turn, the swap counterparty may hedge its obligations on that swap transaction by purchasing the Basket Components, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of the Basket Components or the level of the Basket, and may adjust these hedges by, among other things, purchasing or selling Basket Components, or exchange-traded funds or other derivative instruments with returns linked to the Basket or the Basket Components at any time. If our swap transaction with Merrill Lynch Capital Services Inc. were terminated, we may hedge our obligations by engaging in any of the hedging activities described above. Although they are not expected to, any of these hedging activities may adversely affect the trading prices of the Basket Components or the level of the Basket and, therefore, the market value of the Notes even as we or the swap counterparty may realize substantial returns from these activities.
          We may have conflicts of interests arising from our relationship with the Calculation Agent
          AIG-FP, our subsidiary, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the Starting Value, Ending Value and Supplemental Redemption Amount, if any, and is only required to act in good faith and in a commercially reasonable manner. Because these determinations by AIG-FP will affect the payment at maturity on the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.

DESCRIPTION OF THE NOTES
          AIG will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series AIG-FP”, which is more fully described in the Prospectus Supplement, under the Indenture dated as of October 12, 2006 between AIG and The Bank of New York, as trustee, which is more fully described in the accompanying prospectus. The Notes are expected to mature on June 8, 2009. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 026874834.
          The Notes will not be subject to redemption by AIG or repayment at the option of any holder of the Notes before the maturity date. The Notes will not have the benefit of any sinking fund.
          AIG will issue the Notes in denominations of whole units each with a $10 principal amount per unit (the “Original Offering Price”). You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the sections entitled “Description of Notes We May Offer — Book-Entry System” in the accompanying prospectus supplement and “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.
Payment on the Maturity Date
          On the maturity date, you will be entitled to receive a cash payment per unit, denominated in U.S. dollars, equal to the sum of the $10 Original Offering Price plus the Supplemental Redemption Amount, if any, as provided below. If the Ending Value does not exceed the Starting Value, you will be entitled to receive only the $10 principal amount per unit. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.
          If the maturity date is not a New York Business Day, then you will receive payment in respect of the Notes on the next succeeding New York Business Day, with no adjustment to the amount of such payment on account thereof. “New York Business Day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) a day on which banks in the City of New York are not open for dealing in foreign exchange and foreign currency deposits.
     Determination of the Supplemental Redemption Amount
          The “Supplemental Redemption Amount” per unit will be denominated in U.S. dollars, will be determined by the Calculation Agent and will equal:
          (i) If the Ending Value is greater than the Starting Value:

x Participation Rate
          (ii) If the Ending Value is equal to or less than the Starting Value, $0.
          The “Starting Value” was set to 100 on the Pricing Date.
          The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent on the Valuation Date, in accordance with the process set forth below herein in the section entitled “Description of the Basket” and using the Exchange Rates on that date.

          The “Valuation Date” will be the fifth scheduled New York Business Day immediately prior to the maturity date, which is expected to be June 1, 2009.
          The “Participation Rate” is 105%.
          The Calculation Agent in respect of the Notes will be AIG-FP, a subsidiary of AIG. All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on AIG and the holders and beneficial owners of the Notes.
Hypothetical returns
          The following table illustrates, for a range of hypothetical Ending Values:
•	the percentage change from the Starting Value to the hypothetical Ending Value for the Basket;

•	the total amount payable on the maturity date per unit of the Notes;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return in U.S. dollars on an investment in the Basket Components.
          The table below is based on the Participation Rate of 105%.

		Total amount			Pretax annualized
	Percentage change from the	payable on the	Total	Pretax annualized	rate of return
Hypothetical	hypothetical Starting Value	maturity date per	rate of return	rate of return on	on the Basket
Ending Value	to the Ending Value	unit of the Notes	on the Notes	the Notes (2)	Components (2)(3)
75.00	-25%	10.00 (1)	0.00%	0.00%	-20.45%
80.00	-20%	10.00	0.00%	0.00%	-16.05%
85.00	-15%	10.00	0.00%	0.00%	-11.82%
90.00	-10%	10.00	0.00%	0.00%	-7.75%
95.00	-5%	10.00	0.00%	0.00%	-3.81%
100.00(4)	0%	10.00	0.00%	0.00%	0.00%
105.00	5%	10.53	5.25%	3.87%	3.69%
110.00	10%	11.05	10.50%	7.63%	7.28%
115.00	15%	11.58	15.75%	11.28%	10.76%
120.00	20%	12.10	21.00%	14.82%	14.15%
125.00	25%	12.63	26.25%	18.27%	17.46%

(1)	The amount you receive on the maturity date will not be less than $10 per unit.

(2)	The annualized rates of return specified in this table are calculated on a semiannual bond equivalent basis and assume an investment term from February 8, 2008 to June 8, 2009, the term of the Notes.

(3)	The pretax annualized rates of return specified in this column assume that the underlying currency positions will be converted into U.S. dollars at the same time and at the same Exchange Rates (as defined below) as those in the Basket.

(4)	The Starting Value was set to 100 on the Pricing Date.
          The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the

Exchange Rates (as defined below) on the day the Ending Value is determined, and the term of your investment.
Events of Default and Acceleration
          In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the sum of $10 plus the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the maturity date of the Notes.
          In case of default in payment of the Notes, whether on the maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then-current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means the display page designated as “FEDFUNDS1” on the Reuters service or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying prospectus supplement.
DESCRIPTION OF THE BASKET
          The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the U.S. dollar value of the Basket, from the Starting Value to the Ending Value. The currencies that will compose the Basket are the Indian rupee (“INR”), the Singapore dollar (“SGD”), and the South Korean won (“KRW”). As the exchange rates used in calculating the Ending Value are expressed as the number of U.S. dollars per unit of the relevant Basket Component, the Basket can be viewed as having long positions in the Indian rupee, the Singapore dollar and the South Korean won. The Basket Components will be weighted equally. Additionally, the Basket can be viewed as having a short position in the U.S. dollar.
          On the Pricing Date, a fixed factor (the “Multiplier”) was determined for each Basket Component based upon the weighting of that Basket Component. The Multiplier was calculated by dividing the weighting of each Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on the Pricing Date, and rounding to four decimal places. The Multiplier for each Basket Component will remain fixed over the term of the Notes and will be used to calculate the value of the Basket on the Valuation Date as described below.
          As the Exchange Rates (as defined below) move, the U.S. dollar value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Basket Component relative to the U.S. dollar, assuming the Exchange Rates of all the other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Basket Component relative to the U.S. dollar, assuming the Exchange Rates of all the other Basket Components remain the same, will result in a decrease in the value of the Basket.
          To compute the Basket value on any given day, (i) the Multiplier of each Basket Component will be multiplied by the then-current Exchange Rate for that Basket Component, (ii) the resulting products summed and (iii) the total multiplied by 100. For example, if on the Valuation Date the value of the Indian rupee has appreciated from 0.02536140 U.S. dollars per Indian rupee, its value on February 5, 2008, to 0.02764393 U.S. dollars per Indian rupee, then the contribution to the value of the Basket of the Indian rupee would equal .3633 (the Multiplier for the INR, 13.1420, multiplied by 0.02764393). The appreciation in the Indian rupee would increase the value of the Basket because of the long position. If the value for the South Korean won depreciates from 0.0016146 U.S. dollars per South Korean won, its value on February 5, 2008, to 0.00102962 U.S. dollars per South Korean won, then the South Korean won contribution to the value of the Basket would equal .3234 (the Multiplier for the South Korean won, 314.0957, multiplied by 0.00102962). The depreciation in the South Korean won would decrease the value of the Basket because of the long position. Based on the above, assuming the

Exchange Rate of the other Basket Component remains the same, the value of the Basket on the Valuation Date would be 102.00 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component multiplied by 100, rounded to two decimal places).
          On February 5, 2008, for each Basket Component, the weighting, initial Exchange Rate and Multiplier were as follows:

			Initial Exchange	Hypothetical
Basket Component	Iso Code	Weighting (%)	Rate (1)	Multiplier (2)

Indian Rupee	INR	33.33	0.02536140	13.1420

Singapore Dollar	SGD	33.33	0.70671378	0.4716

South Korean won	KRW	33.34	0.00106146	314.0957

(1)	This is the Exchange Rate (as defined below) of each Basket Component on February 5, 2008.

(2)	The Multiplier equals the weighting of each Basket Component divided by the Exchange Rate of that Basket Component on February 5, 2008, and rounded to four decimal places.
          The term “Exchange Rate,” as of any date, means:
     (i) for the Indian rupee, the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one Indian rupee can be exchanged, equal to the inverse of the value as reported by Reuters on page RBIB, or any substitute page thereto, at approximately 12:30 p.m. in Mumbai;
     (ii) for the Singapore dollar, the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one Singapore dollar can be exchanged, equal to the inverse of the value as reported by Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore; and
     (iii) for the South Korean won, the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one South Korean won can be exchanged, equal to the inverse of the value as reported by Reuters on page KFTC18, or any substitute page thereto, at approximately 1:30 a.m. in New York City.
          If the currency exchange rates are not so quoted on Reuters page RBIB, ABSIRFIX01 or KFTC18 (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Starting Value or the Ending Value, as applicable, will equal the inverse of the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.
          While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical month-end values of the Basket from January 2003 through January 2008 based upon historical Exchange Rates, the Multipliers indicated above and a Basket value of 100 on February 5, 2008. The historical data used in this graph reflects the historical exchange rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.
Source: Bloomberg L.P. (without independent verification)

UNITED STATES FEDERAL INCOME TAXATION
     Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. These rules are described under the heading “United States Taxation — Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the accompanying prospectus supplement. As more completely described in the accompanying prospectus supplement, holders will recognize income before the receipt of cash attributable thereto and gains on sale or redemption will be ordinary.
     The U.S. Treasury Regulations governing the U.S. federal income tax treatment of contingent payment obligations require the issuer of such Notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the Notes, but without any contingent payments, and a projected payment schedule for payments on the Notes. As discussed in the accompanying prospectus supplement, a purchaser of the Notes will need this information to calculate its income on the Notes. Solely for purposes of applying these regulations, we have determined that the comparable yield is 2.682%. Based on this comparable yield, the projected payment on the maturity date will be $10.39 per unit.

The comparable yield and projected payment set forth above are being provided to holders solely for the purpose of determining the amount of interest that accrues in respect of the Notes for U.S. federal income tax purposes, and none of AIG or its affiliates or agents is making any representation or prediction regarding the actual amount that may be payable with respect to the Notes on the maturity date.

ERISA CONSIDERATIONS
          The Notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the Notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the Notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
          We intend to lend the net proceeds from the sale of the Notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
          Under the terms, and subject to the conditions, contained in a terms agreement dated the date hereof, we have agreed to sell the Notes to MLPF&S. MLPF&S has advised us that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The terms agreement provides that MLPF&S is committed to take and pay for all of the Notes if any are taken. See also “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
          MLPF&S has advised us that, if you place an order to purchase these offered securities through MLPF&S or any of its affiliates, MLPF&S will consider you to be consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from us.
          Concurrently with the pricing of an offering of the Notes, we intend to enter into a swap transaction with an affiliate of the underwriter, MLPF&S, to hedge completely our market risk under the Notes. Under this swap transaction we will be entitled to receive from the swap counterparty payments equal to all amounts due under the Notes, on the due date for such amounts, in exchange for periodic LIBOR-based payments by us to the swap counterparty.
          We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
GENERAL INFORMATION
          The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Summary Information”, “Risk Factors”, “Description of the Notes — Hypothetical Returns”, “United States Federal Income Taxation”, “ERISA Considerations”, “Use of Proceeds” and “Supplemental Plan of Distribution” above, the historical information (including the graph) under “Description of the Basket” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
          We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

INDEX OF CERTAIN DEFINED TERMS

AIG	PS-3
AIG-FP	PS-3
Basket	PS-3
Basket Components	PS-3
Calculation Agent	PS-5
Ending Value	PS-10
MLPF&S	PS-3
New York Business Day	PS-10
Notes	PS-3
Original Offering Price	PS-10
Participation Rate	PS-11
Pricing Date	PS-1
Redemption Amount	PS-4
Starting Value	PS-10
Supplemental Redemption Amount	PS-10
Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus supplement, general prospectus supplement and prospectus, as applicable.